UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

JUPAI HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

G52141 101

(CUSIP Number)**

Jianda Ni

Fortune Altas Holdings Limited

High-Gold Worldwide Limited

Eaglepass Asia Limited

c/o 8/F, Yinli Building

788 Guangzhong Road

Jing’an District, Shanghai 200072

People’s Republic of China

Phone: +86 21 6026-9113

Facsimile: +86 21 6086-8856

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number applies to the American depositary shares of the Issuer, each representing six Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

CUSIP No.	G52141 101

1		Names of Reporting Persons Jianda Ni
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,760,400 Ordinary Shares *
	8	Shared Voting Power 22,011,088 Ordinary Shares *
	9	Sole Dispositive Power 1,760,400 Ordinary Shares *
	10	Shared Dispositive Power 22,011,088 Ordinary Shares *
11		Aggregate Amount Beneficially Owned by Each Reporting Person 23,771,418 Ordinary Shares *
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 11.7% *
14		Type of Reporting Person (See Instructions) IN

* See Item 5.

CUSIP No.	G52141 101

1		Names of Reporting Persons Fortune Altas Holdings Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 *
	8	Shared Voting Power 19,853,538 Ordinary Shares *
	9	Sole Dispositive Power 0 *
	10	Shared Dispositive Power 19,853,538 Ordinary Shares *
11		Aggregate Amount Beneficially Owned by Each Reporting Person 19,853,538 Ordinary Shares *
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 9.8% *
14		Type of Reporting Person (See Instructions) CO

* See Item 5.

CUSIP No.	G52141 101

1		Names of Reporting Persons High-Gold Worldwide Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 *
	8	Shared Voting Power 19,853,538 Ordinary Shares *
	9	Sole Dispositive Power 0 *
	10	Shared Dispositive Power 19,853,538 Ordinary Shares *
11		Aggregate Amount Beneficially Owned by Each Reporting Person 19,853,538 Ordinary Shares *
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 9.8%*
14		Type of Reporting Person (See Instructions) CO

* See Item 5.

CUSIP No.	G52141 101

1		Names of Reporting Persons Eaglepass Asia Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 *
	8	Shared Voting Power 2,157,480 Ordinary Shares *
	9	Sole Dispositive Power 0 *
	10	Shared Dispositive Power 2,157,480 Ordinary Shares *
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,157,480 Ordinary Shares *
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.1%*
14		Type of Reporting Person (See Instructions) CO

* See Item 5.

Introductory Note

This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 17, 2018 (the “Original Filing”) by Mr. Jianda Ni (“Mr. Ni”), Fortune Altas Holdings Limited (“Fortune Altas”) and High-Gold Worldwide Limited (“High-Gold”) with respect to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”) of Jupai Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing.

Item 2. Identity and Background

The first paragraph under Item 2 of the Original Filing is hereby amended and replaced as follows:

This Schedule 13D is being filed jointly on behalf of Jianda Ni, Fortune Altas, High-Gold and Eaglepass Asia Limited (“Eaglepass”) (collectively, the Reporting Persons, and each, a Reporting Person). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1.

The Item 2 (a)-(c), (f) of the Original Filing is hereby amended and supplemented as follows:

Eaglepass is a limited company incorporated under the laws of the British Virgin Islands established and wholly owned by Mr. Ni. Mr. Ni is the sole director of Eaglepass. Eaglepass is principally engaged in investment holding. The principal executive offices of Eaglepas are located at c/o 8/F Yinli Building, 788 Guangzhong Road, Jing’an District, Shanghai 200072, People’s Republic of China.

The Schedule A of the Original Filing is hereby amended and supplemented as Schedule A-3 attached hereto.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original Filing is hereby amended and supplemented as follows:

From August 7, 2019 to September 3, 2019, Eaglepass purchased an aggregate amount of 2,157,480 Ordinary Shares represented by American depositary shares from the public market with its working capital.

Item 5. Interest in Securities of the Issuer

The first to third paragraphs under Item 5 (a)—(b) of the Original Filing is hereby amended and replaced as follows:

As of the reporting date of this 13D/A, High-Gold holds 19,853,538 Ordinary Shares of the Issuer, which represent approximately 9.8% of the total issued and outstanding Ordinary Shares. After the Acquisition, Fortune Altas acquired 100% issued and outstanding shares of High-Gold, and may be deemed to beneficially own 19,853,538 Ordinary Shares though High-Gold. As Mr. Ni remained the sole director and shareholder of Fortune Altas following the Acquisition, Mr. Ni may be deemed to have acquired beneficial ownership of 19,853,538 Ordinary Shares of the Issuer that are held by High-Gold. As a result, Mr. Ni and Fortune Altas may be deemed to have beneficial ownership and shared voting power to vote or direct the vote of 19,853,538 Ordinary Shares held by High-Gold.

From August 7, 2019 to September 3, 2019, Eaglepass purchased an aggregate amount of 2,157,480 Ordinary Shares represented by American depositary shares from the public market with its working capital. In addition, 1,000,000 Ordinary Shares are issuable to Mr. Ni upon exercise of options or vesting of restricted shares within 60 days after the reporting date of this 13D/A. Therefore, Mr. Ni’s beneficial ownership in the Issuer equaled 23,771,418 Ordinary Shares, representing approximately 11.7% of the total issued and outstanding Ordinary Shares. 23,771,418 Ordinary Shares beneficially owned by Mr. Ni comprise (i) 1,000,000 Ordinary Shares issuable to Mr. Ni upon exercise of options or vesting of restricted shares within 60 days after the reporting date of this 13D/A, (ii) 760,400 Ordinary Shares held by Mr. Ni, (iii) 19,853,538 Ordinary Shares held by High-Gold, which may be deemed beneficially owned by Mr. Ni, and (iv) 2,157,480 Ordinary Shares held by Eaglepass, which may be deemed beneficially owned by Mr. Ni.

The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 201,737,333 Ordinary Shares issued and outstanding as of the reporting date of this 13D/A, together with 1,000,000 Ordinary Shares issuable to such Reporting Person upon exercise of options or vesting of restricted shares within 60 days after the reporting date of this 13D/A.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated September 5, 2019.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 5, 2019

Jianda Ni

/s/ Jianda Ni

Fortune Altas Holdings Limited

By:	/s/ Jianda Ni
	Name:	Jianda Ni
	Title:	Director

High-Gold Worldwide Limited

By:	/s/ Jianda Ni
	Name:	Jianda Ni
	Title:	Director

Eaglepass Asia Limited

By:	/s/ Jianda Ni
	Name:	Jianda Ni
	Title:	Director

SCHEDULE A-3

Directors and Executive Officers of Eaglepass

Name	Position with Eaglepass	Present Principal Occupation	Business Address	Citizenship
Jianda Ni	Director	Chief Executive Officer and Chairman of the Board of the Issuer	c/o 8/F, Yinli Building, 788 Guangzhong Road, Jing’an District, Shanghai 200072, People’s Republic of China	People’s Republic of China